January 20, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Hartley Income Fund, LLC
Offering Statement on Form 1-A
File No. 024-12699

Ladies and Gentlemen:

On behalf of Hartley Income Fund, LLC (the “Company”), we hereby respectfully request that the Securities and Exchange Commission qualify the Company’s Offering Statement on Form 1- A, as amended, pursuant to Regulation A under the Securities Act of 1933 on Thursday January 22nd at 4pm eastern. Also, no participant in our client’s offering is required to clear its compensation arrangements with FINRA.

The Company believes that the Offering Statement, as amended, complies with the requirements of Regulation A. If applicable, FINRA has cleared, or will advise the Commission that it has no objections to, the compensation arrangements related to the offering.

Please contact me with any questions. Thank you for your consideration.

Best Regards,

Louis Amatucci Esq. | Managing Partner
Centarus Legal Services